                          SYNOVA HEALTHCARE GROUP, INC.
                       1400 N. PROVIDENCE ROAD, SUITE 6010
                                 MEDIA, PA 19063




                                 August 11, 2005



VIA EDGAR AND FACSIMILE
-----------------------
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549


         RE: SYNOVA HEALTHCARE GROUP, INC. (THE "COMPANY") REGISTRATION STATEMENT ON FORM SB-2, AS AMENDED FILE NO. 333-123498 ("REGISTRATION STATEMENT")
                  --------------------------------------------------

Dear Sir/Madam:

         The Company hereby requests that the above-referenced Registration Statement be declared effective by the Commission on Friday, August 12, 2005 at 4:00 p.m. Eastern time or as soon as practical thereafter.

         The Company acknowledges that the disclosure in the Company's filing is the responsibility of the Company. The Company further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective, or accelerating the effective date thereof, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement and it does not foreclose the Commission from taking any action with respect to the Registration Statement.

         The Company also represents to the Commission that should the Commission or the staff declare the Company's Registration Statement effective or accelerate the effective date thereof, the Company will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the above-referenced proposed public offering of securities.

                                                  Sincerely,
                                                  SYNOVA HEALTHCARE GROUP, INC.

                                                  By: /s/ David J. Harrison
                                                     ---------------------------
                                                          David J. Harrison
                                                          President

                                 BLANK ROME LLP





                                 August 11, 2005




Mr. Jay Ingram
United States Securities and Exchange Commission
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549

         Re:      SYNOVA HEALTHCARE GROUP, INC.
                  REGISTRATION STATEMENT ON FORM SB-2
                  COMMISSION FILE NO. 333-123498
                  -----------------------------------


Dear Mr. Ingram:

         In response to your request, I am writing this letter on behalf of our client, Synova Healthcare Group, Inc. (the "Company"). This letter confirms that the Company has informed us that shortly after the above-referenced registration statement (the "Registration Statement") is declared effective, the Company intends to mail copies of the final prospectus to the selling stockholders, along with a reminder that the selling stockholders are required to comply with all applicable state securities laws prior to selling their securities under the Registration Statement. In addition, the Company has informed us that it intends to offer the selling stockholders, upon request, reasonable assistance in ascertaining what is required under any state securities laws applicable to a specific transfer (or transfers).

         If you have any questions, or need further explanation, please feel free to contact me.



                                                  Sincerely

                                                  /s/ Alan H. Lieblich
                                                  ------------------------------
                                                      Alan H. Lieblich

                                                  For Blank Rome LLP

cc:      Stephen E. King
         Alan L. Zeiger, Esquire